Exhibit 99.4

CONSENT OF OSLER, HOSKIN & HARCOURT LLP

We hereby consent to the reference to our statements under “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and “Enforcement of Civil Liabilities” and the reference of our name in the section “Legal Matters” in the prospectus supplement dated June 18, 2018 forming a part of the Registration Statement on Form F-10 of The Stars Group Inc. filed on December 1, 2017. In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ Osler, Hoskin & Harcourt LLP
Osler, Hoskin & Harcourt LLP

Toronto, Canada
June 18, 2018